UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43068

Quantum eMotion Corp.

2300 Alfred Nobel

Montreal Québec

Canada H4S 2A4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quantum eMotion Corp.

Date: August 14, 2026	By:	/s/ Marc Rousseau
	Name:	Marc Rousseau
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis for the Periods ended June 30, 2026, and 2025
99.2	Interim Financial Statements for the three and six month periods ended June 30, 2026, and 2025
99.3	Form 52-109F2 Certification of Interim Filings Full Certificate - CEO
99.4	Form 52-109F2 Certification of Interim Filings Full Certificate - CFO